EXHIBIT 99.10

AMBAC ASSURANCE CORPORATION AND SUBSIDIARIES

(a wholly owned subsidiary of Ambac Financial Group, Inc.)

Consolidated Unaudited Financial Statements

As of September 30, 2005 and December 31, 2004

and for the Three and Nine Months Ended September 30, 2005 and 2004

Ambac Assurance Corporation and Subsidiaries

Consolidated Balance Sheets

September 30, 2005 and December 31, 2004

(Dollars in Thousands Except Share Data)

	September 30, 2005	December 31, 2004
	(unaudited)
ASSETS
Investments:
Fixed income securities, at fair value (amortized cost of $8,779,049 in 2005 and $8,082,790 in 2004)	$9,032,316	$8,437,694
Short-term investments, at cost (approximates fair value)	160,257	484,232
Other (cost of $3,304 in 2005 and $3,271 in 2004)	3,559	3,426

Total investments	9,196,132	8,925,352
Cash	20,114	17,360
Securities purchased under agreements to resell	81,000	52,000
Receivable for securities sold	676	308
Investment income due and accrued	106,995	105,407
Reinsurance recoverable on paid and unpaid losses	1,160	16,765
Prepaid reinsurance	287,161	297,330
Deferred acquisition costs	201,734	184,766
Derivative assets	1,053,827	1,297,972
Loans	696,258	730,865
Other assets	139,777	68,111

Total assets	$11,784,834	$11,696,236

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities:
Unearned premiums	$2,888,190	$2,782,768
Loss and loss expense reserves	288,822	254,055
Ceded reinsurance balances payable	19,072	18,248
Obligations under payment agreements	248,915	249,140
Long-term debt	1,068,840	1,074,368
Deferred income taxes	202,981	256,384
Current income taxes	39,516	26,559
Payable for securities purchased	3,379	—
Derivative liabilities	987,545	1,206,740
Other liabilities	224,804	181,260

Total liabilities	5,972,064	6,049,522

Stockholder’s equity:
Preferred stock, par value $1,000 per share; authorized shares - 285,000; issued and outstanding shares - none	—	—
Common stock, par value $2.50 per share; authorized shares - 40,000,000; issued and outstanding shares - 32,800,000 at September 30, 2005 and December 31, 2004	82,000	82,000
Additional paid-in capital	1,251,935	1,232,701
Accumulated other comprehensive income	165,204	237,632
Retained earnings	4,313,631	4,094,381

Total stockholder’s equity	5,812,770	5,646,714

Total liabilities and stockholder’s equity	$11,784,834	$11,696,236

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Operations

(Unaudited)

For The Three and Nine Months Ended September 30, 2005 and 2004

(Dollars in Thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Revenues:
Financial Guarantee:
Gross premiums written	$238,720	$211,025	$793,091	$802,028
Ceded premiums written	(34,296)	(18,649)	(61,707)	(36,586)

Net premiums written	$204,424	$192,376	$731,384	$765,442

Net premiums earned	$219,811	$185,162	$614,044	$543,298
Other credit enhancement fees	12,860	11,839	37,312	35,084

Net premiums earned and other credit enhancement fees	232,671	197,001	651,356	578,382
Net investment income	110,646	90,454	317,104	267,088
Net realized investment gains	5,013	7,358	6,004	22,523
Net mark-to-market gains (losses) on credit derivative contracts	1,555	(330)	(4,785)	9,888
Other income	1,835	(155)	3,409	1,725
Financial Services:
Interest from payment agreements	3,011	3,014	9,034	9,046
Derivative products	9,079	7,060	13,625	20,134
Net mark-to-market gains (losses) on total return swap contracts	2,347	3,277	(2,255)	5,301

Total revenues	366,157	307,679	993,492	914,087

Expenses:
Financial Guarantee:
Loss and loss expenses	89,126	17,700	134,255	52,700
Underwriting and operating expenses	27,844	26,186	89,939	81,299
Interest expense on variable interest entity notes	11,623	710	35,018	2,102
Interest expense	—	44	—	103
Financial Services:
Interest from payment agreements	1,680	930	4,801	2,534
Derivative product expenses	1,519	1,691	4,949	5,146

Total expenses	131,792	47,261	268,962	143,884

Income before income taxes	234,365	260,418	724,530	770,203

Provision for income taxes	53,433	67,186	181,480	201,971

Net income	$180,932	$193,232	$543,050	$568,232

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Stockholder’s Equity

(Unaudited)

For The Nine Months Ended September 30, 2005 and 2004

(Dollars in Thousands)

	2005		2004
Retained Earnings:
Balance at January 1	$4,094,381		$3,430,036
Net income	543,050	$543,050	568,232	$568,232

Dividends declared - common stock	(323,800)		(77,250)

Balance at September 30	$4,313,631		$3,921,018

Accumulated Other Comprehensive Income:
Balance at January 1	$237,632		$243,053
Unrealized losses on securities, ($101,458) and $(14,516), pre-tax, in 2005 and 2004, respectively (1)		(65,948)		(9,430)
Foreign currency translation (loss) gain		(6,480)		519

Other comprehensive loss	(72,428)	(72,428)	(8,911)	(8,911)

Comprehensive income		$470,622		$559,321

Balance at September 30	$165,204		$234,142

Preferred Stock:
Balance at January 1 and September 30	$—		$—

Common Stock:
Balance at January 1 and September 30	$82,000		$82,000

Additional Paid-in Capital:
Balance at January 1	$1,232,701		$1,144,096
Capital contribution	—		20,000
Capital issuance costs	(4,028)		(3,488)
Employee benefit plans	23,262		18,526

Balance at September 30	$1,251,935		$1,179,134

Total Stockholder’s Equity at September 30	$5,812,770		$5,416,294

(1) Disclosure of reclassification amount:

Unrealized holding (losses) gains arising during period	$(63,068)		$4,916
Less: reclassification adjustment for net securities gains included in net income	2,880		14,346

Net unrealized losses on securities	$(65,948)		$(9,430)

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

For The Nine Months Ended September 30, 2005 and 2004

(Dollars in Thousands)

	Nine Months Ended September 30,
	2005	2004
Cash flows from operating activities:
Net income	$543,050	$568,232
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	3,130	2,113
Amortization of bond premium and discount	9,628	6,896
Current income taxes	22,380	23,190
Deferred income taxes	(17,893)	3,258
Deferred acquisition costs	(16,968)	(18,890)
Unearned premiums, net	115,591	222,467
Loss and loss expenses	50,372	41,429
Ceded reinsurance balances payable	824	(11,058)
Net realized investment gains	(6,004)	(22,523)
Other, net	44,087	(39,735)

Net cash provided by operating activities	748,197	775,379

Cash flows from investing activities:
Proceeds from sales of bonds	1,055,026	1,161,460
Proceeds from maturities of bonds	293,356	292,522
Purchases of bonds	(2,066,097)	(2,275,665)
Change in short-term investments	323,975	83,292
Loans	43,094	—
Securities purchased under agreements to resell	(29,000)	74,795
Purchases of securitization collateral	(55,792)	—
Other, net	9,469	(1,494)

Net cash used in investing activities	(425,969)	(665,090)

Cash flows from financing activities:
Dividends paid	(323,800)	(77,250)
Capital contribution	—	20,000
Capital issuance costs	(4,028)	(3,488)
Proceeds from issuance of long-term debt	100,000	—
Payment for redemption of long-term debt	(105,528)	—
Payment agreements	(225)	—
Net cash collateral received	14,107	19,151
Short-term financing from affilates, net	—	(71,780)

Net cash used in financing activities	(319,474)	(113,367)

Net cash flow	2,754	(3,078)
Cash at January 1	17,360	18,350

Cash at September 30	$20,114	$15,272

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes	$167,047	$143,034

Interest on affiliate financings	$—	$103

Interest on payment agreements	$3,928	$2,305

Interest on long-term debt	$28,593	$2,209

Cash received during the period for:
Income taxes	$587	$—

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands)

(1) Background and Basis of Presentation

Ambac Assurance Corporation is a leading provider of financial guarantees to clients in both the public and private sectors around the world. Ambac Assurance provides financial guarantees on public finance and structured finance obligations. Ambac Assurance has earned triple-A ratings, the highest ratings available from Moody’s Investors Service, Inc., Standard & Poor’s Ratings Services, Fitch, Inc., and Rating and Investment Information, Inc. These triple-A ratings are an essential part of Ambac Assurance’s ability to compete in the market of providing financial guarantee products. Insurance policies issued by Ambac Assurance guarantee payment when due of the principal of and interest on the obligation guaranteed. Ambac Assurance is a wholly owned subsidiary of Ambac Financial Group, Inc, a holding company whose subsidiaries provide financial guarantees and financial services to clients in both the public and private sectors around the world. As of September 30, 2005, Ambac Assurance’s net guarantees in force (principal and interest) were $710,824,301.

Ambac Credit Products LLC, a wholly owned subsidiary of Ambac Assurance, primarily provides credit protection in the global markets in the form of structured credit derivatives. These structured credit derivatives, which are privately negotiated contracts, provide the counterparty with credit protection against the occurrence of a specific event such as a payment default or bankruptcy relating to an underlying obligation. Upon a credit event, Ambac Credit Products is required to either (i) purchase the underlying obligation at its par value and a loss is realized for the difference between the par and market value of the underlying obligation or (ii), make a payment equivalent to the difference between the par value and market value of the underlying obligation. Substantially all of Ambac Assurance’s structured credit derivative contracts relate to senior tranches of structured finance transactions that are partially hedged with various financial institutions or structured with first loss protection. Structured credit derivatives issued by Ambac Credit Products are insured by Ambac Assurance.

Ambac UK, an Ambac Assurance wholly owned subsidiary, is licensed to transact credit, suretyship and financial guarantee insurance in the United Kingdom and to offer insurance services into thirteen other European Union countries. In February 2005, Ambac UK established a branch office in Milan, Italy. Ambac UK has entered into net worth maintenance and reinsurance agreements with Ambac Assurance, which support its triple-A ratings. Ambac Credit Products Limited, also an Ambac Assurance wholly-owned subsidiary, is licensed in the United Kingdom to transact credit default derivatives, as well as act as agent for Ambac Credit Products LLC. Ambac Credit Products Limited is currently able to offer services in two other European Union countries.

Ambac UK and Ambac Credit Products Limited are each subject to regulation by the Financial Services Authority (“FSA”) of the United Kingdom in the conduct of their business. Under FSA regulations, each company is subject to certain requirements and limits, including risk assessments and the maintenance of a minimum margin of solvency. The FSA monitors each regulated company through site visits and required financial filings. The FSA requires approval of related party transactions and requires that all such transactions have terms no less favorable than terms that would result from transactions between parties negotiating at arm’s length.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

Ambac Assurance, through its affiliate Ambac Financial Services, is a provider of interest rate and currency swaps to states, municipalities and their authorities, issuers of asset-backed securities and other entities in connection with their financings. The interest rate and currency swaps provided by Ambac Financial Services are guaranteed by Ambac Assurance through policies that guarantee the obligations of Ambac Financial Services and its counterparties. Ambac Assurance, through its subsidiary Ambac Capital Services, enters into total return swaps with professional counterparties. Total return swaps are generally used for fixed income obligations, which meet Ambac Assurance’s credit underwriting criteria.

The accompanying consolidated unaudited interim financial statements have been prepared on the basis of U.S. generally accepted accounting principles (“GAAP”) and, in the opinion of management, reflect all adjustments necessary for a fair presentation of Ambac Assurance’s financial condition, results of operations and cash flows for the periods presented. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates. The results of operations for the nine months ended September 30, 2005 may not be indicative of the results that may be expected for the full year ending December 31, 2005. These consolidated financial statements and notes should be read in conjunction with the financial statements and notes included in (i) the audited consolidated financial statements of Ambac Assurance and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004 which was filed with the Securities and Exchange Commission on March 15, 2005 as Exhibit 99.01 to Ambac Financial Group Inc.’s Form 10-K, (ii) the unaudited consolidated financial statements of Ambac Assurance and subsidiaries as of March 31, 2005, which was filed with the SEC on May 10, 2005 as Exhibit 99.04 to Ambac Financial Group’s 10-Q for the quarterly period ended March 31, 2005, and (iii) the unaudited consolidated financial statements of Ambac Assurance and subsidiaries as of June 30, 2005, which was filed with the SEC on August 9, 2005 as Exhibit 99.06 to Ambac Financial Group’s 10-Q for the quarterly period ended June 30, 2005.

The consolidated financial statements include the accounts of Ambac Assurance, its subsidiaries and variable interest entities for which Ambac Assurance is the primary beneficiary. All significant intercompany balances have been eliminated.

Certain reclassifications have been made to prior period’s amounts to conform to the current period’s presentation.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

(2) Loss and Loss Expenses

Ambac Assurance provides financial guarantee insurance on certain debt obligations. This financial guarantee insurance is a promise to pay scheduled interest and principal if the issuer of the debt security fails to meet its obligation. The loss reserve policy for financial guarantee insurance discussed in this footnote relates only to Ambac Assurance’s non-derivative insurance business. Losses and loss expenses are based upon estimates of the ultimate aggregate losses inherent in the non-derivative financial guarantee portfolio as of the reporting date. The evaluation process for determining the level of reserves is subject to certain estimates and judgments. In most instances, claim payments are forecasted in advance of issuer default as a result of active surveillance of the insured book of business. Based upon Ambac Assurance experience, claim payments become probable and estimable once the issuer’s credit profile has migrated to certain impaired credit levels. The insured party has the right to a claim under Ambac Assurance’s financial guarantee insurance policy at the first scheduled debt service date of the defaulted obligation. As discussed below, the accounting for credit loss reserves is possibly subject to change.

The liability for losses and loss expenses consists of active credit and case basis credit reserves. Active credit reserves are for probable and estimable losses due to credit deterioration on insured credits that have not yet defaulted or been reported and are reflected on an undiscounted basis as of the reporting date. The establishment of reserves for exposures that have not yet defaulted is a common practice in the financial guarantee industry. However, Ambac Assurance is aware that there are differences in the specific methodologies applied by other financial guarantors in establishing such reserves. Ambac’ Assurance’s active credit reserve is based on management’s on-going review of the non-derivative financial guarantee credit portfolio. Active surveillance of the insured portfolio enables Ambac Assurance’s Surveillance Group to track credit migration of insured obligations from period to period and prepare an adversely classified credit listing. The active credit reserve is established only for adversely classified credits. The criteria for an exposure to be included on the adversely classified credit listing includes the deterioration in an issuer’s financial condition, underperformance of the underlying collateral (for collateral dependent transactions such as mortgage-backed securitizations), problems with the servicer of the underlying collateral and other adverse economic events or trends. The servicer of the underlying collateral of a securitized credit is a consideration in assessing credit quality because the servicer’s performance can directly impact the performance of the related credit. For example, a servicer of a mortgage-backed securitization that does not remain current in their collection efforts could cause an increase in the delinquency and potential default of the underlying collateral. The active credit reserve is established through a process that begins with statistical estimates of probable losses inherent in the adversely classified credit portfolio. Statistical estimates are computed on each adversely classified credit. These statistical estimates are based upon: (i) Ambac Assurance’s internal system of credit ratings, which are analogous to the risk ratings of the major rating agencies; (ii) internally developed historical default information (taking into consideration ratings and average life of an obligation); (iii) internally developed loss severity

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

models; and (iv) the net par outstanding on the adversely classified credit. The loss severities and default information are based on rating agency information and are specific to each bond type and are established and approved by Ambac Assurance’s Portfolio Risk Management Committee. The Portfolio Risk Management Committee is comprised of senior risk management professionals and other senior management of Ambac Assurance. For certain credit exposures that have deteriorated significantly, Ambac Assurance will undertake additional monitoring and loss remediation efforts. Additional remediation commonly includes obtaining detailed appraisal information on collateral, more frequent meetings with the issuer’s or servicer’s management to review operations, financial condition and financial forecasts and more frequent analysis of the issuer’s financial statements. For these credits Ambac Assurance would use relevant information obtained from its remediation efforts to adjust the statistical estimate discussed above. Senior management meets at least quarterly with the Surveillance Group to review the status of their work to determine the adequacy of Ambac Assurance’s loss reserves and make any necessary adjustments. Active credit reserves were $204,782 and $120,802 at September 30, 2005 and December 31, 2004, respectively. Included in the calculation of active credit reserves at September 30, 2005 and December 31, 2004 was the consideration of $19,139 and $17,891, respectively, of reinsurance which would be due to Ambac Assurance from the reinsurers, upon default of the insured obligation. The active credit reserves at September 30, 2005 and December 31, 2004 was comprised of 106 and 68 credits with net par outstanding of $8,291,278 and $7,574,223, respectively. These increases are primarily from the impact of Hurricane Katrina. Ambac Assurance’s exposure to losses as a result of the hurricane is derived primarily from its guarantees of municipal bonds in the greater New Orleans area and the Gulf-front regions that were most severely impacted by the storm. Ambac Assurance has classified 35 individual obligations in the region with total net par outstanding of approximately $1,095,000. To date, Ambac Assurance has paid three claims on obligations in the region, totaling approximately $2,043 and has subsequently recovered the full amounts. In determining our loss estimate, our analysis has considered the unprecedented nature of the disaster, including the displacement of the communities’ residents, and the unique aspects of each insured bond, such as the nature of the revenue source, the level of debt service reserves, if any, and other transaction protections. Ambac Assurance’s estimate of losses related to the hurricane was made without regard to any potential federal, state or local government assistance to individual municipalities or institutions. The credit loss estimation process involves the exercise of considerable judgment. Due to the nature of the loss reserve estimate, Ambac Assurance’s ultimate loss associated with the hurricane may be materially different than the current estimate and thereby may affect future operating results. Ambac Assurance will continue to assess the impact of Hurricane Katrina on the fourth quarter and subsequent periods as more information becomes available to us. Ambac Assurance does not have material exposure to credits adversely affected by Hurricane Rita.

Case basis credit reserves are for losses on insured obligations that have defaulted. We believe our definition of case basis credit reserves differs from other financial guaranty industry participants. Upon the occurrence of a payment default, the related active credit reserve is transferred to case basis credit reserve. Additional provision for losses upon further credit deterioration of a case basis exposure are initially recorded through the active credit reserve and subsequently transferred to case basis credit reserves. Our case reserves

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

represent the present value of anticipated loss and loss expense payments expected over the estimated period of default. Loss and loss expenses consider anticipated defaulted debt service payments, estimated expenses associated with settling the claims and estimated recoveries under collateral and subrogation rights. The estimate does not consider future installment premium receipts, as the likelihood of such receipts is remote. Ambac Assurance discounts these estimated net payments using discount rates that approximate the average taxable equivalent yield on our investment portfolio. Discount rates applied to case basis credit reserves were 6.0% at both September 30, 2005 and December 31, 2004. Case basis credit reserves were $84,040 and $133,254 at September 30, 2005 and December 31, 2004, respectively. The case basis credit reserves at September 30, 2005 and December 31, 2004 were comprised of 10 and 11 credits with net par outstanding of $471,201 and $661,396, respectively. Additionally, we have reinsurance recoverables on case basis credit reserves of $1,108 and $16,499 at September 30, 2005 and December 31, 2004, respectively.

Ambac Assurance provides information on the classification of its loss reserve between active credit reserve and case basis credit reserve for the purpose of disclosing the components of the total reserve that relate to exposures that have not yet defaulted and those that have defaulted. The total reserve (active credit and case basis) was $288,822 and $254,055 at September 30, 2005 and December 31, 2004, respectively. The provision for losses and loss expenses in the accompanying Consolidated Statements of Operations represents the expense recorded to bring the total reserve to a level determined by management to be adequate for losses inherent in the non-derivative financial guaranty insurance portfolio.

Our liabilities for credit losses are based in part on the short-duration accounting guidance in Statement of Financial Accounting Standards (“SFAS”) No. 60, “Accounting and Reporting by Insurance Enterprises.” The insured party has a right to a claim payment under the financial guaranty insurance policy at the date of the first scheduled debt service payment of a defaulted security. We believe a loss event occurs for financial guarantee insurance products at the time the issuers’ financial condition deteriorates to an impaired credit status rather than at the time the insured party has a right to a claim payment. Because of this belief and the ambiguities discussed below in the application of SFAS No. 60 to the financial guaranty industry, Ambac Assurance does not believe that SFAS No. 60 alone provides sufficient guidance. As a result, Ambac Assurance supplements the guidance in SFAS No. 60 with the guidance in SFAS No. 5, “Accounting for Contingencies,” which calls for a loss to be accrued if it is probable that a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated. Ambac Assurance also relies by analogy on EITF Issue No. 85-20, “Recognition of fees for guaranteeing a loan,” which states that a guarantor should perform an ongoing assessment of the probability of loss to determine if a liability (and a loss) should be recognized under SFAS No. 5.

In management’s view, the accounting guidance noted above does not comprehensively address the attributes of financial guarantee insurance contracts, primarily due to the fact that SFAS No. 60 was developed prior to the maturity of the financial guarantee industry. Financial guarantee contracts have elements of long-duration insurance contacts in that they are

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

irrevocable and extend over a period of time that may be 30 years or more but are considered and reported for regulatory purposes as property and casualty insurance, normally considered short-duration contracts. The short-duration and long-duration classifications have different methods of accounting for premium revenue, deferred acquisition costs and contract liability recognition.

Ambac Assurance is aware that there are certain differences regarding the measurement of liabilities for credit losses among participants in the financial guaranty industry. Difficulties applying the existing insurance accounting literature (e.g., the classification of the insurance contracts as either short-duration or long-duration to the attributes of financial guarantee insurance, different measurement models and assumptions utilized, regulatory guidance provided to certain entities, and the existence of accounting literature providing guidance with respect to liability recognition for loan guarantees) are the reasons for these differences.

In January and February of 2005, the Securities and Exchange Commission (“SEC”) staff discussed with the financial guaranty industry participants differences in loss reserve recognition practices among those participants. In June 2005 the Financial Accounting Standards Board (“FASB”) added a project to its agenda to consider the accounting by financial guarantee insurers for claims liability recognition, premium recognition and deferred acquisition costs. The proposed and final documents are expected to be issued in 2006. When the FASB or SEC reach a conclusion on this issue, Ambac Assurance and the rest of the financial guaranty industry may be required to change some aspects of their loss reserving policies and the potential changes could extend to premium and expense recognition. Ambac Assurance cannot predict how the FASB or SEC will resolve this issue and the resulting impact on our financial statements. Until the issue is resolved, Ambac Assurance intends to continue to apply its existing policy with respect to the establishment of both case and active credit reserves.

(3) Segment Information

Ambac Assurance has two reportable segments, as follows: (1) financial guarantee, which provides financial guarantee products (including structured credit derivatives) for public finance and structured finance obligations; and (2) financial services, which provides payment agreements, interest rate, currency and total return swaps.

Ambac Assurance’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies, personnel skill sets and technology.

Pursuant to insurance and indemnity agreements between Ambac Financial Services and Ambac Assurance, Ambac Financial Services’ payment obligations under its swap agreements are guaranteed by Ambac Assurance. Additionally, the payment obligations of Ambac Financial Services’ counterparties, under their swap agreements with Ambac Financial Services, are guaranteed by Ambac Assurance pursuant to insurance and indemnity agreements. Intersegment revenues include the premiums earned under those agreements. Such premiums are accounted

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

for as if they were premiums to third parties, that is, at current market prices. In the three and nine months ended September 30, 2005, Financial Guarantee intersegment revenues include dividends of $0 and $2,500, respectively, from the Financial Services segment, compared to $3,500 and $12,058 for the three and nine months ended September 30, 2004, respectively.

The following tables summarize the financial information by reportable segment as of and for the three and nine months ended September 30, 2005 and 2004:

(Dollars in thousands) Three months ended September 30,	Financial Guarantee	Financial Services	Intersegment Eliminations	Consolidated
2005:
Revenues:
External customers	$351,720	$14,437	$—	$366,157
Intersegment	772	—	(772)	—

Total revenues	$352,492	$14,437	$(772)	$366,157

Income before income taxes:
External customers	$223,127	$11,238	$—	$234,365
Intersegment	1,351	(1,351)	—	—

Total income before income taxes	$224,478	$9,887	$—	$234,365

Total assets	$10,383,179	$1,401,655	$—	$11,784,834

2004:
Revenues:
External customers	$294,328	$13,351	$—	$307,679
Intersegment	4,331	—	(4,331)	—

Total revenues	$298,659	$13,351	$(4,331)	$307,679

Income before income taxes:
External customers	$249,688	$10,730	$—	$260,418
Intersegment	4,778	(1,278)	(3,500)	—

Total income before income taxes	$254,466	$9,452	$(3,500)	$260,418

Total assets	$8,876,367	$1,455,219	$—	$10,331,586

(Dollars in thousands) Nine months ended September 30,	Financial Guarantee	Financial Services	Intersegment Eliminations	Consolidated
2005:
Revenues:
External customers	$973,088	$20,404	$—	$993,492
Intersegment	4,619	—	(4,619)	—

Total revenues	$977,707	$20,404	$(4,619)	$993,492

Income before income taxes:
External customers	$713,876	$10,654	$—	$724,530
Intersegment	6,356	(3,856)	(2,500)	—

Total income before income taxes	$720,232	$6,798	$(2,500)	$724,530

Identifiable assets	$10,383,179	$1,401,655	$—	$11,784,834

2004:
Revenues:
External customers	$879,606	$34,481	$—	$914,087
Intersegment	14,046	—	(14,046)	—

Total revenues	$893,652	$34,481	$(14,046)	$914,087

Income before income taxes:
External customers	$743,402	$26,801	$—	$770,203
Intersegment	15,386	(3,328)	(12,058)	—

Total income before income taxes	$758,788	$23,473	$(12,058)	$770,203

Identifiable assets	$8,876,367	$1,455,219	$—	$10,331,586

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

The following table summarizes unaffiliated gross premiums written and net premiums earned and other credit enhancement fees included in the financial guarantee segment by location of risk for the three and nine months ended September 30, 2005 and 2004:

	Three Months		Nine Months
(Dollars in thousands)	Gross Premiums Written	Net Premiums Earned and Other Credit Enhancement Fees	Gross Premiums Written	Net Premiums Earned and Other Credit Enhancement Fees
2005:
United States	$190,646	$176,266	$627,766	$486,010
United Kingdom	17,193	17,089	62,867	50,045
Japan	7,135	7,278	21,025	22,414
Mexico	1,101	580	8,841	3,965
Italy	563	1,980	8,925	6,253
Brazil	4,263	3,347	10,089	8,068
Australia	3,593	2,218	12,696	6,521
Internationally diversified (1)	8,124	15,520	23,555	43,967
Other international	6,102	8,393	17,327	24,113

Total	$238,720	$232,671	$793,091	$651,356

2004:
United States	$162,716	$145,916	$643,932	$420,850
United Kingdom	17,338	15,141	70,713	45,493
Japan	8,077	8,179	21,592	23,389
Mexico	3,695	1,697	11,247	5,245
Italy	1,371	1,968	8,991	5,844
Brazil	2,597	2,002	7,568	5,617
Australia	2,927	1,665	3,850	5,199
Internationally diversified (1)	7,241	15,228	21,530	42,617
Other international	5,063	5,205	12,605	24,128

Total	$211,025	$197,001	$802,028	$578,382

1)	Internationally diversified includes guarantees with multiple locations of risk and includes components of United States exposure.

(4) Employee Benefit Plans

Stock Compensation Plans:

Ambac Financial Group sponsors the “1997 Equity Plan”, where awards are granted to eligible employees in the form of non-qualified stock options or other stock-based awards. Effective January 1, 2003, Ambac Assurance began to account for stock-based employee compensation in accordance with the fair-value method prescribed by SFAS Statement 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) as amended by SFAS Statement 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” (“SFAS 148”), prospectively to all employee awards granted after January 1, 2003. Under this method of

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

adoption, compensation expense is recognized over the relevant service period based on the fair value of stock options and restricted stock units granted for 2003 and future years. Compensation expense for restricted stock units issued for the years prior to 2003 was, and continues to be, recognized over the relevant service periods using amortization schedules based on the applicable vesting schedules.

Pensions:

Ambac Financial Group has a defined benefit pension plan covering substantially all employees of Ambac Assurance. The benefits are based on years of service and the employee’s highest salary during five consecutive years of employment within the last ten years of employment. Ambac Financial Group’s funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes. A contribution of $2,200 was made for 2005. Contributions are intended to provide not only for benefits attributed to service-to-date, but also for those expected to be earned in the future.

Ambac Financial Group’s net periodic pension costs for the three and nine months ended September 30, 2005 and 2004 include the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Service cost	$520	$408	$1,559	$1,225
Interest cost	388	331	1,164	994
Expected return on plan assets	(598)	(487)	(1,795)	(1,462)
Amortization of prior service cost	(37)	(36)	(109)	(108)
Recognized net loss	64	51	193	153

Net periodic pension cost	337	267	1,012	802
Other	—	—	—	136

Total pension expense	$337	$267	$1,012	$938

Pension expense is allocated to each of Ambac Financial Group’s subsidiaries based on percentage of payroll. Pension expense recorded by Ambac Assurance amounted to $338 and $982 for the three and nine months ended September 30, 2005, respectively, compared to $107 and $672 for the three and nine months ended September 30, 2004, respectively.

Postretirement and Other Benefits:

Ambac Financial Group provides certain medical and life insurance benefits for retired employees and eligible dependents. All plans are contributory. None of the plans are currently funded. Ambac Assurance’s post retirement benefit expense were $144 and $408 for the three and nine months ended September 30, 2005, respectively, compared to $47 and $142 for the three and nine months ended September 30, 2004, respectively. Ambac Assurance’s post employment benefit expense was $79 and $231 for the three and nine months ended September 30, 2005, respectively, compared to $52 and $155 for the three and nine months ended September 30, 2004.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

(5) Special Purpose and Variable Interest Entities

Ambac Financial Group has involvement with special purpose entities, including variable interest entities (“VIEs”) in the following ways. First, Ambac Assurance is a provider of financial guarantee insurance for various debt obligations. Second, Ambac Financial Group has sponsored two special purpose entities that issue medium-term notes (“MTNs”) to fund the purchase of certain financial assets. As discussed in detail below, these Ambac Financial Group sponsored special purpose entities are considered Qualifying Special Purpose Entities (“QSPEs”). Lastly, Ambac Assurance is an investor in high quality asset-backed securities typically issued by VIEs, and, in one transaction, has a beneficial interest in a VIE that purchases fixed rate municipal bonds with proceeds from the issuance of floating rate short term beneficial interests as discussed in detail below.

Financial Guarantees:

Ambac Assurance provides financial guarantee insurance to debt obligations of special purpose entities, including VIEs. Ambac Assurance’s primary variable interest exists through this financial guarantee insurance contract. The transaction structure provides certain financial protection to Ambac Assurance. This financial protection can take several forms, however, the most common are over-collateralization, first loss and excess spread. In the case of over-collateralization (i.e., the principal amount of the securitized assets exceeds the principal amount of the structured finance obligations guaranteed by Ambac Assurance), the structure allows the transaction to experience defaults among the securitized assets before a default is experienced on the structured finance obligations that have been guaranteed by Ambac Assurance. In the case of first loss, the financial guarantee insurance policy only covers a senior layer of losses on debt issued by special purpose entities, including VIEs. The first loss with respect to the assets is either retained by the seller or sold off in the form of equity or mezzanine debt to other investors. In the case of excess spread, the financial assets contributed to special purpose entities, including VIEs, generate interest cash flows that are in excess of the interest payments on the related debt. All or a portion of this excess spread accumulates and is available to absorb losses in the transaction or is applied to create over-collateralization.

As of September 30, 2005, Ambac Assurance is the primary beneficiary, as defined by Financial Interpretation Number 46-R (“FIN 46-R”), and therefore consolidated VIEs under three transactions, as a result of providing financial guarantees to these entities. Ambac Assurance consolidated these entities since the structural financial protections are outside the VIEs. These structural protections, had they existed inside the VIEs, would have absorbed a majority of the VIEs’ expected losses and consequently Ambac Assurance would not have consolidated these entities. All consolidated VIEs are bankruptcy remote special purpose financing entities created by the issuer of debt securities to facilitate the sale of notes guaranteed by Ambac Assurance. Ambac Assurance is not primarily liable for the debt obligations of these entities. Ambac Assurance would only be required to make payments on these debt obligations in the event that the issuer defaults on any principal or interest due. Additionally, Ambac Assurance’s creditors do not have rights with regard to the assets of these VIEs.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

Proceeds from the note issuance of the first VIE transaction, which closed in 2002, were used to purchase senior mortgage-backed floating rate notes of a South Korean mortgage-backed securities issuer. Protections afforded Ambac Assurance in this transaction were in the form of a reserve fund and the issuance of subordinated debt. Ambac Assurance will pay claims under its financial guarantee only in the event that losses on the mortgage assets of the South Korean issuer reduce the reserve fund to zero and exceed the principal amount of the subordinated notes. Total long-term debt outstanding under this note issuance was $74,790 at September 30, 2005, with a maturity date of December 3, 2022.

Proceeds from the note issuances of the other transactions, both of which closed in 2004, were used to purchase notes issued by reinsurance companies in connection with their reinsurance of defined blocks of life insurance contracts. Protections afforded Ambac Assurance were in the form of capital contributed to the reinsurance companies and the issuance of subordinated debt by the VIEs. Ambac Assurance will pay claims under its financial guarantees in these transactions if cash flows generated under the reinsurance agreements and the proceeds from the contributed capital and subordinated debt are insufficient to repay the noteholders. Total debt outstanding under these note issuances were $994,050 at September 30, 2005, with maturity dates ranging from April 15, 2016 to February 4, 2025.

The following table provides supplemental information about the combined assets and liabilities associated with the VIEs discussed above. The assets and liabilities of these VIEs are consolidated into the respective Balance Sheet captions.

(Dollars in millions)	At September 30, 2005	At December 31, 2004
Assets:
Cash	$669	$690
Loans Investment in fixed income securities	675,814 399,699	727,294 346,111
Investment income due and accrued	8,611	2,315

Total	$1,084,793	$1,076,410

Liabilities and Equity:
Long-term debt	$1,068,840	$1,074,368
Derivative liabilities	7,552	—
Other liabilities	8,111	2,042
Equity	290	—

Total	$1,084,793	$1,076,410

Qualified Special Purpose Entities:

Ambac Financial Group has transferred financial assets to two special purpose entities. The business purpose of these entities is to provide certain financial guarantee clients with funding for their debt obligations. These entities meet the characteristics of QSPEs in accordance with Statement of Financial Accounting Standards 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). QSPEs are not subject to the requirements of FIN 46-R and accordingly are not consolidated in Ambac Assurance’s financial statements. The QSPEs are legal entities that are demonstrably distinct

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Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

from Ambac Financial Group. Ambac Financial Group, its affiliates or its agents cannot unilaterally dissolve the QSPEs. The QSPEs permitted activities are limited to those outlined below.

As of September 30, 2005, there are 9 individual transactions outstanding in the QSPEs. In each case, Ambac Financial Group sells fixed income debt obligations to the QSPEs. These transactions are true sales based upon the bankruptcy remote nature of the QSPE and the absence of any agreement or obligation for Ambac Financial Group to repurchase or redeem assets of the QSPE. Additionally, Ambac’s creditors do not have any rights with regards to the assets of the QSPEs. The purchase by the QSPE is financed through the issuance of MTNs, which are collateralized by the purchased assets. The cash flows of the MTNs approximately match the cash flows of the assets purchased. Derivative contracts (interest rate and currency swaps) may be used for hedging purposes only. Derivatives are established at the time MTNs are issued to purchase financial assets. The activities of the QSPEs are contractually limited to purchasing assets from Ambac Financial Group, issuing MTNs to fund such purchase, executing derivative hedges and related administrative services. Ambac Assurance may issue a financial guarantee insurance policy on the assets sold, the MTNs issued or both. As of September 30, 2005, Ambac Assurance had financial guarantee insurance policies issued for all assets and MTNs owned and outstanding by the QSPEs.

Pursuant to the terms of Ambac Assurance’s insurance policy, insurance premiums are paid to Ambac Assurance by the QSPEs and are earned in a manner consistent with other insurance policies, over the risk period. Any losses incurred would be included in Ambac Assurance’s Consolidated Statements of Operations. Under the terms of an Administrative Agency Agreement, Ambac Financial Group provides certain administrative duties, primarily collecting amounts due on the obligations and making interest payments on the MTNs.

Assets sold to the QSPEs during the nine months ended September 30, 2005 and the year ended December 31, 2004 were $0 and $195,000, respectively. No gains or losses were recognized on these sales. As of September 30, 2005, the estimated fair value of financial assets, MTN liabilities and derivative hedge liabilities were $1,719,031, $1,667,389 and $80,053, respectively. When market quotes are not available, estimated fair value is determined utilizing valuation models. These models include estimates, made by Ambac Financial Group management, which utilize current market information. The valuation results from these models could differ materially from amounts that would actually be realized in the market. Ambac Assurance received gross premiums for issuing financial guarantee policies on the assets, MTNs and derivative contracts of $4,317 and $4,480 for the nine months ended September 30, 2005 and 2004, respectively. Ambac Financial Group also received fees for providing other services amounting to $241 and $288 for the nine months ended September 30, 2005 and 2004, respectively.

VIE Beneficial Interest:

Ambac Assurance owns a beneficial interest in a special purpose entity that meets the definition of a VIE. This entity has issued floating rate beneficial interests to investors and invested the proceeds in fixed income municipal investment securities. These beneficial

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Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

interests are directly secured by the related municipal investment securities. Ambac Assurance is the primary beneficiary of this entity as a result of its beneficial interest. The fixed income municipal investment securities, which are reported as Investments in fixed income securities, at fair value on the Consolidated Balance Sheets, were $259,459 and $257,300 as of September 30, 2005 and December 31, 2004, respectively. The beneficial interests issued to third parties, are reported as Obligations under payment agreements on the Consolidated Balance Sheets, were $248,915 and $249,140 as of September 30, 2005 and December 31, 2004, respectively.

(6) Accounting Standards

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 123-R, “Share-Based Payment”. This Statement is a revision of SFAS 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related implementation guidance. SFAS 123-R requires entities to recognize compensation cost for all equity-classified awards after the effective date using the fair-value measurement method. Originally, SFAS 123-R was to be effective for interim or annual periods beginning after June 15, 2005. However, in April 2005, the effective date was amended to the first interim reporting date of the next fiscal year after June 15, 2005. Ambac Assurance will adopt SFAS 123-R on January 1, 2006 by using a modified prospective approach. The adoption of SFAS 123-R is not expected to have a material impact on Ambac Assurance’s operating results. Ambac Assurance continues to evaluate other aspects of adopting SFAS 123-R.

The FASB added a project to its agenda to consider the accounting by financial guarantee insurers for claims liability recognition, premium recognition, and deferred policy acquisition costs. The proposed and final documents are expected to be issued in 2006. Ambac cannot predict how the FASB will resolve this issue and the resulting impact on our financial statements. Until the issue is resolved, Ambac intends to continue to apply its existing policies.